Mail Room 4561

      November 30, 2005

Robert Skinner
President and Chief Executive Officer
Secured Services, Inc.
110 Williams Street, 14th Floor
New York, NY 10038

	Re:	Secured Services, Inc.
		Amendment No. 2 to Registration Statement on Form SB-2
		File No. 333-127003

		Form 10-KSB/A for the Fiscal Year Ended December 31,
2004
		Form 10-QSB/A for the Quarter Ended March 31, 2005 Form 10-QSB for the Quarter Ended June 30, 2005
		Form 10-QSB for the Quarter Ended September 30, 2005
		File No. 1-12536

Dear Mr. Skinner:

	We have reviewed your documents and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form SB-2/A

1. Please provide a currently dated consent in your next amendment and update your financial statements as required by Item 310(g) of Regulation S-B. This comment also applies to your post-effective amendment no. 3 to Form SB-2 (file no. 333-116455).

Security Ownership of Certain Beneficial Owners and Management,
page
42

2. Please refer to prior comment 1 from our letter dated October
19,
2005. In response to our prior comment you added footnote 12 to the beneficial ownership table, which states Vasco owns 2,000,000 Series
A Shares that have one vote per share. Page 46 further states that these securities vote together with common stock as a single class.
Item 403(a) of Regulation S-B requires you to provide information for any person or group known to be the beneficial owner of more than five percent of any class of voting securities. Since presumably Vasco may currently vote all 2,000,000 Series A shares (and not just the portion of the shares convertible into common stock within the next 60 days), you should revise this table to show this class of securities separately from common stock. Ensure that your next amendment includes beneficial ownership amounts calculated in accordance with Item 403 throughout the document as applicable.

Selling Stockholders, page 48

3. Please refer to prior comment 3 from our letter dated October
19,
2005.  We note from your disclosure in footnote 29 and exhibit
10.11
that Crosslink Resources is eligible to earn an additional 98,000 shares through January 7, 2007 and that such shares are covered by the registration statement. We also note that section 1 of the Consulting Agreement (filed as exhibit 10.11) states that either party may terminate this agreement upon ten days prior written notice. As it does not appear that Crosslink is irrevocably bound to purchase the additional 98,000 shares, provide us with a detailed analysis as to why shares that are not currently outstanding and may never be issued are eligible to be included in this registration statement. Refer to Interp. A.51 of the July 1997 CF Manual of Publicly Available Telephone Interpretations and, by analogy, to Interp. S.3(b) of the March 1999 Supplement.

Form 10-QSB for the Quarter Ended September 30, 2005

Item 3. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

4. We note your disclosure that "the Company did not disclose in prior filings that it had a contingent agreement outstanding, which represented a material weakness in disclosure controls and procedures..." Disclose in greater detail the nature of the material weakness identified in your disclosure including the amount of any unreported contingent liabilities. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. We note your disclosure that the material weakness was corrected in the period covered by the report.
Revise to disclose the specific remedial steps taken to remediate the material weakness. Tell us why these remedial measures are not discussed in your Item 308(c) disclosure.

5. Furthermore, tell us whether, in light of the discovery of this material weakness, management continues to believe that the company`s disclosure controls and procedures were effective as of the end of the periods covered by the reports in which the contingent liability should have been disclosed.

6. Finally, we note that this report as well as your 2004 10-KSB, March 31, 2005 10-QSB and June 30, 2005 10-QSB were not timely filed.
Considering that one aspect of effective disclosure controls and procedures is that reports be filed within the time periods required by the Commission`s rules and forms, tell us how your management was able to conclude that your disclosure controls and procedures were effective.

Changes in Internal Controls

7. Since the material weakness identified in connection the preparation of your Form 10-KSB for the fiscal year ended December 31, 2004 and subsequent ameliorative actions all occurred prior to the start of the quarter covered by this report, the purpose of your disclosure in this section is unclear. The disclosure in your Form
10-QSB for the quarter ended June 30, 2005 states that the material weakness had been cured. Please revise to state when the material weakness was cured. If the material weakness was cured prior to the beginning of the quarter ended September 30, 2005, tell us why you have included this discussion in this report.

8. We note your disclosure that "other than as set forth above there were no changes in our internal controls over financial reporting, known to the chief executive officer or the chief financial officer..." Item 308(c) of Regulation S-B requires you to disclose any change, not just those "known" to your chief executive and chief financial officers, in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Also, rather than stating that "other than as set forth above...," revise to state clearly either that there were changes or there were no changes to your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendments to expedite our review.   Please furnish
a
cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please contact Rebekah Toton at
(202)
551-3857 or Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3730 with any questions.


								Sincerely,


								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile (212) 838-9190
	Stephen A. Zelnick, Esq.
	Morse, Zelnick, Rose & Lander, LLP
	Telephone: (212) 838-5030
??

??

??

??

Robert Skinner
Secured Services, Inc.
November 30, 2005
Page 1